Exhibit (a)(7)

Addendum for Employees in
Denmark, France, Germany and Hong Kong

Tax Information

     This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

     In general, it is not expected that the surrender of eligible options and required options in exchange for new options will be a taxable event.